                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 11-K



                                 ANNUAL REPORT

                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1993
                  -------------------------------------------




                 SYNTEX U.S. EMPLOYEES RETIREMENT SAVINGS PLAN
                                      AND
              SYNTEX PUERTO RICO EMPLOYEES RETIREMENT SAVINGS PLAN

                             (Full Titles of Plans)





                           COMMISSION FILE NO. 1-4269


                               SYNTEX CORPORATION
                   3401 HILLVIEW AVENUE, PALO ALTO, CA  94304

               (Issuer and Address of Principal Executive Office)

ITEMS 1 AND 2.  FINANCIAL STATEMENTS AND EXHIBITS



         Financial Statements and Supplemental Schedules:

                 Syntex U.S. Employees Retirement Savings Plan:

                          Independent Auditors' Report

                          Financial Statements:

                                  Statements of Net Assets Available for
                                  Benefits as of December 31, 1993 and 1992

                                  Statement of Changes in Net Assets Available
                                  for Benefits for the Year Ended December 31,
                                  1993

                                  Notes to Financial Statements


                 Syntex Puerto Rico Employees Retirement Savings Plan:

                          Independent Auditors' Report

                          Financial Statements:

                                  Statements of Net Assets Available for
                                  Benefits as of December 31, 1993 and 1992

                                  Statement of Changes in Net Assets Available
                                  for Benefits for the Year Ended December 31,
                                  1993

                                  Notes to Financial Statements

                                   SIGNATURE
                                   ---------



Pursuant to the requirements of the Securities Exchange Act of 1934, Syntex Corporation, as Plan Administrator of the Syntex U.S. Employees Retirement Savings Plan and the Syntex Puerto Rico Employees Retirement Savings Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                          SYNTEX U.S. EMPLOYEES RETIREMENT
                                                   SAVINGS PLAN

                                                    and

                                          SYNTEX PUERTO RICO EMPLOYEES
                                                   RETIREMENT SAVINGS PLAN




Date:  October 28, 1994           By:  Paul E. Freiman
       -------------------             --------------------------------
                                       Paul E. Freiman, Chairman
                                       of the Board and
                                       Chief Executive Officer

         -----------------------------------------------------------------

                          SYNTEX PUERTO RICO EMPLOYEES
                            RETIREMENT SAVINGS PLAN

         Financial Statements for the Years Ended December 31, 1993 and 1992 and Independent Auditors' Report

         -----------------------------------------------------------------

SYNTEX PUERTO RICO EMPLOYEES RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

                                                                                        Page
Independent Auditors' Report                                                               1

Financial Statements:
      Statements of Net Assets Available For Benefits as of
             December 31, 1993 and 1992                                                    2
      Statement of Changes in Net Assets Available For
             Benefits For The Year Ended December 31, 1993                                 3
      Notes to Financial Statements                                                        4

INDEPENDENT AUDITORS' REPORT



Syntex Puerto Rico Employees Retirement Savings Plan
Administrative Committee:

We have audited the accompanying statements of net assets available for benefit of Syntex Puerto Rico Employees Retirement Savings Plan as of
December 31, 1993 and 1992, and the related statement of changes in net assets available for benefits for the year ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1993 and 1992, and the changes in net assets available for benefits for the year ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Note 2 to the financial statements, the Plan changed its method of accounting for benefits payable to participants who have withdrawn from participation in the Plan.


Deloitte & Touche LLP
San Francisco, California


October 10, 1994

SYNTEX PUERTO RICO EMPLOYEES RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1993 AND 1992  (IN THOUSANDS)


                                                              1993         1992
                                                              ----         ----
ASSETS:
Investment in the Syntex Employees Retirement
  Savings Plan Master Trust                               $  7,259     $  6,668
Receivables:
    Employer contributions                                      39           45
    Employee contributions                                      51           60
                                                          --------     --------
Total                                                           90          105
                                                          --------     --------
Total Assets                                                 7,349        6,773
                                                          --------     --------

LIABILITIES:
Distributions payable to participants                                      (134)
Accrued professional fees                                       (2)          (-)
                                                          --------     --------
Total liabilities                                               (2)        (134)
                                                          --------     --------

NET ASSETS AVAILABLE FOR BENEFITS                         $  7,347     $  6,639
                                                          ========     ========

See notes to financial statements.

SYNTEX PUERTO RICO EMPLOYEES RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE
YEAR ENDED DECEMBER 31, 1993
(IN THOUSANDS)


                                                       1993
                                                       ----

INVESTMENT EARNINGS:
Interest and Dividends                              $   454
Net appreciation
   in fair value of investments                           9
                                                    -------
Investment earnings - net                               463
                                                    -------

OTHER ADDITIONS (DEDUCTIONS):
Employee contributions                                  703
Employer contributions                                  497
Distributions to participants                        (1,083)
Professional fees and expenses                           (6)
                                                    -------
Other additions - net                                   111
                                                    -------

Increase Before Cumulative Effect
of a Change in Accounting Principle                     574

Cumulative Effect of a Change in
Accounting Principle (Note 2)                           134

NET INCREASE                                            708

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year                                     6,639
                                                    -------

End of year                                        $  7,347
                                                   ========

See notes to financial statements.

SYNTEX PUERTO RICO EMPLOYEES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS


1.  DESCRIPTION OF THE PLAN

    The following brief description of the Syntex Puerto Rico Employees Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

    The Plan is a defined-contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan provides for voluntary participation by all regular full-time and permanent part-time Syntex Corporation (the Company) employees with at least one year of service whose principal place of employment is within Puerto Rico.

    The Syntex Puerto Rico Employees Retirement Savings Plan was established in Puerto Rico January 1, 1988 through an amendment to the Syntex U.S. Employees Retirement Savings Plan. The assets of this Plan are held in a Master trust with those of the Syntex U.S. Employees Retirement Savings Plan.

    Employees can make tax-deferred contributions of up to 8% of earnings for 1993 and 1992. The Company makes matching contributions of up to 5% of the employee earnings as follows: 50% of employee's contributions for employees with less than two years of service, 75% for two years but less than four years of service, and 100% for four years or more of service. Contributions to the Plan may be invested in the Projected Interest Fund, Mutual Funds, the Money Market Fund or the Syntex Corporation Stock Fund, based upon an election by the employee. However, tax deferred employee contributions for Puerto Rico employees are limited under Puerto Rican tax regulations to $7,000 per employee for 1993 and 1992.

    Employee contributions are 100% vested. Employer contributions vest with the employees at 50% after two years of service, 75% after three years, and 100% after four years. In the event of plan termination, the entire value of participants' accounts would immediately vest 100%. At December 31, 1993 and 1992, $7,235,000 and $6,433,000 respectively, of total assets were fully vested to participants. Forfeitures of nonvested employer contributions due to participant termination are used to reduce current required employer matching contributions for continuing participants.

      The investment account alternatives available to the participants are as follows:

      - Projected Interest Fund - primarily invests in guaranteed investment contracts with insurance companies. On occasion, commercial paper is purchased with maturity periods of ninety days or less.

      - Mutual Funds - invest in diversified open-ended investment companies whose primary objectives are long-term growth of capital and income.

      - Money Market Fund - invests primarily in obligations issued or guaranteed as to principal and interest by the U.S. government or its agencies. The fund may invest in repurchase agreements on occasion.

      - Syntex Corporation Stock Fund - invests in Syntex Corporation common stock.

      Payment of Benefits - Upon termination of service on account of debt, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of his or her account or annual installments over a period of years. In the event employment is terminated for any other reason benefits are payable in a lump sum.

      Withdrawals are subject to restrictions as to amount, frequency, and intended use of the proceeds. The normal form of payment is cash. The portion of the account that is invested in the Syntex Stock Fund may be paid in either cash or shares of common stock, depending on the participant's election.

      Purchases and sales of Syntex Corporation common stock are made in the open market. The Trust pays brokerage fees and commissions related to these transactions through unit value adjustment.


2.    SIGNIFICANT ACCOUNTING POLICIES

      Investment in the Syntex Employees Retirement Savings Plan Master Trust - Investments in the commercial paper, money market fund, and short-term investments are stated at market value as of year end. The guaranteed investment contracts are stated at contract value (cost plus accrued interest). Investments in the mutual funds and Syntex Corporation Stock Fund are stated at quoted market prices as of year end.

      Benefits Payable - Effective January 1, 1993, the Plan changed its method of accounting for benefits payable to comply with the 1993 AICPA Audit and Accounting Guide, Audits of Employee Benefits Plans. The new guidance requires that benefits payable to persons who have withdrawn from participation in a defined contribution plan be disclosed in the footnotes to the financial statements rather than be recorded as a liability of the Plan. The cummulative effect of this change in accounting principle was to increase net assets by $134,000. As of December 31, 1993, net assets available for benefits included benefits of $1,054,000 due to participants who have withdrawn from participation in the Plan.

      Plan Expenses - The Company pays all general and administrative expenses for the Plan which include salaries, rent and overhead for the Plan's administrative staff. In addition, the Company generally pays for professional fees and expenses. Professional fees and expenses are included in the financial statements, and payments for such fees and expenses by the Company are reported as employer contributions. In 1993 and 1992, such expenses totaled $4,000 and $2,000, respectively.

      Income Taxes - The Plan was established effective January 1, 1988 through an amendment to the Syntex U.S. Employees Retirement Savings Plan. The Syntex U.S. Employees Retirement Savings Plan obtained its latest determination letter on February 5, 1987, in which the Internal Revenue Service (IRS) stated that the Syntex U.S. Retirement Savings Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue code. The plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code as well as the Puerto Rican Revenue Code. They believe that the plan was qualified and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements. The plan administrator has applied for a new determination letter from the IRS and is in process of applying for a letter with the Puerto Rico Bureau of Income Tax. Based on advice of legal counsel, both letters are expected to be favorable.

3.    INVESTMENTS

The Plan's investment in the Syntex Employees Retirement Savings Plan Master Trust, receivables and liabilities as of December 31, 1993 and 1992, have been included in the applicable account balances shown below. The Projected Interest Fund includes guaranteed investment contracts.


                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                             (IN THOUSANDS)

                                                           MUTUAL FUND ACCOUNTS
                                             ---------------------------------------------------
                                 PROJECTED   FIDELITY   FIDELITY   FIDELITY  FIDELITY  US EQUITY  FIDELITY
                                  INTEREST   GROWTH &   GROWTH Co. MAGELLAN  BALANCED  Co-MING.    MONEY      SYNTEX
                                   FUND       INCOME      FUND       FUND      FUND      FUND      MARKET      STOCK      TOTAL
   BALANCE DECEMBER 31, 1992       $5,222     $980         0          0         0         0          $23        $414      $6,639

   INVESTMENT INCOME:
        INTEREST AND DIVIDENDS        374       67         1         11                                1                     454
        APPRECIATION(DEPRECIATION)             126                    4                                         (121)          9
   EMPLOYEE CONTRIBUTIONS             465      120         9         17         3         3            6          80         703
   EMPLOYER CONTRIBUTIONS             346       81         4         10         1         1                       54         497
   DISTRIBUTION TO PARTICIPANTS      (877)    (167)       (6)                                         (2)        (31)     (1,083)
   PROFESSIONAL FEES AND
      EXPENSES                         (5)      (1)                                                                           (6)
   CUMMULATIVE EFFECT OF CHANGE
      IN ACCOUNTING PRINCIPAL         105       20                                                                 9         134
   TRANSFERS                         (129)      20         9        109                                7         (16)          0

   BALANCE DECEMBER 31, 1993       $5,501   $1,246       $17       $151        $4        $4          $35        $389      $7,347

Net Assets available for benefits by investment fund for the Plans as of December 31, 1993 were as follows (in Thousands):

   SYNTEX PUERTO RICO EMPLOYEES
     RETIREMENT SAVINGS PLAN        5,501    1,246        17        151         4         4           35         389       7,347

   SYNTEX U.S. EMPLOYEES
     RETIREMENT SAVINGS PLAN      136,228   81,302     6,306     11,561     4,719       669        7,534      21,252     269,571

   TOTAL                         $141,740  $82,548    $6,323    $11,712    $4,723      $673       $7,569     $21,641    $276,918

Fidelity Investments maintains all funds on a share basis except the Syntex Stock Fund which continues to be reported on a unitized basis (in Thousands).

                                                   SYNTEX CORPORATION STOCK FUND
                                                        12-31-92        12-31-93
   PUERTO RICO EMPLOYEES RETIREMENT PLAN UNITS              342             432

   U.S. EMPLOYEES RETIREMENT SAVINGS PLAN UNITS          24,293          23,676

4.  SUBSEQUENT EVENTS

    On May 2, 1994, Syntex Corporation entered into a definitive agreement for acquisition of Syntex by Roche Capital Corporation at a price of $24.00 for each share of common stock. In September 1994 Roche Capital acquired 93.4% of the outstanding common stock, including the majority of shares in the Syntex Corporation Stock Fund. At December 31, 1993, the share price per common share was $15.88.

    On August 12, 1994, Confederation Life Insurance Company was placed under the control of the regulatory authorities in Canada and Michigan. This contract represented approximately 3% of the Plan's investment in the Projected Interest Fund at December 31, 1993. No adjustment has been made in the financial statements as the outcome of this uncertainty cannot be determined at this time.

                   -----------------------------------------------------------

                                         SYNTEX U.S. EMPLOYEES
                                        RETIREMENT SAVINGS PLAN

                   Financial Statements for the Years Ended December 31, 1993 and 1992 and Independent Auditors' Report

                   ------------------------------------------------------------

SYNTEX U.S. EMPLOYEES RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

                                                                                      Page
Independent Auditors' Report                                                           1

Financial Statements:
      Statements of Net Assets Available For Benefits as of
             December 31, 1993 and 1992                                                2
      Statement of Changes in Net Assets Available For
             Benefits For The Year Ended December 31, 1993                             3
      Notes to Financial Statements                                                    4

 INDEPENDENT AUDITORS' REPORT



Syntex U.S. Employees Retirement Savings Plan
Administrative Committee:

We have audited the accompanying statements of net assets available for benefits of the Syntex U.S. Employees Retirement Savings Plan as of December 31, 1993 and 1992, and the related statement of changes in net assets available for benefits for the year ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1993 and 1992, and the changes in net assets available for benefits for the year ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Note 2 to the financial statements, the Plan changed its method of accounting for benefits payable to participants who have withdrawn from participation in the Plan.


Deloitte & Touche LLP
San Francisco, California


October 10, 1994

SYNTEX U.S. EMPLOYEES RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1993 AND 1992  (IN THOUSANDS)


                                                              1993              1992
                                                              ----              ----
ASSETS:
Investment in the Syntex Employees Retirement
  Savings Plan Master Trust                             $  267,238        $  237,421
Receivables:
    Employer contributions                                   1,011             1,065
    Employee contributions                                   1,377             1,417
                                                        ----------        ----------
Total                                                        2,388             2,482
                                                        ----------        ----------
Total Assets                                               269,626           239,903
                                                        ----------        ----------

LIABILITIES:
Distributions payable to participants                            -            (5,849)
Accrued professional fees                                      (55)              (68)
                                                        ----------        ----------
Total liabilities                                              (55)           (5,917)
                                                        ----------        ----------

NET ASSETS AVAILABLE FOR BENEFITS                       $  269,571        $  233,986
                                                        ==========        ==========

See notes to financial statements.

SYNTEX U.S. EMPLOYEES RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 1993 (IN THOUSANDS)




                                                                  1993
                                                                  ----
INVESTMENT EARNINGS:
Interest and Dividends                                       $  15,963
Net appreciation
    in fair value of investments                                 1,334
                                                             ---------
Investment earnings                                             17,297
                                                             ---------

OTHER ADDITIONS (DEDUCTIONS):
Employee contributions                                          17,426
Employer contributions                                          12,084
Distributions to participants                                  (16,923)
Professional fees and expenses                                    (148)
                                                             ---------
Other additions - net                                           12,439
                                                             ---------

Increase Before Cumulative Effect
of a Change in Accounting Principle                             29,736


Cumulative Effect of a Change in
Accounting Principle (Note 2)                                    5,849

NET INCREASE                                                    35,585

NET ASSETS AVAILABLE FOR BENEFIT:
Beginning of year                                              233,986
                                                             ---------

End of year                                                  $ 269,571
                                                             =========

See notes to financial statements.

SYNTEX U.S. EMPLOYEES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS


1.  DESCRIPTION OF THE PLAN

    The following brief description of the Syntex U.S. Employees Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

    The Plan is a defined-contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan provides for voluntary participation by all regular full-time and permanent part-time Syntex Corporation (the Company) employees with at least one year of service whose principal place of employment is within the United States.

    Effective January 1, 1988, a separate plan was established for the employees of the Company's operations in Puerto Rico. The assets of that plan (the Syntex Puerto Rico Employee's Retirement Savings Plan) continue to be held in a Master trust with those of the Plan.

    Employees can make tax-deferred contributions of up to 8% of earnings for 1993 and 1992. The Company makes matching contributions of up to 5% of the employee earnings as follows: 50% of employee's contributions for employees with less than two years of service, 75% for two years but less than four years of service, and 100% for four years or more of service. Contributions to the Plan may be invested in the Projected Interest Fund, Mutual Funds, the Money Market Fund or the Syntex Corporation Stock Fund, based upon an election by the employee. However, tax deferred employee contributions of U.S. employees are limited under the Internal Revenue Code to $8,994 and $8,728 per employee for 1993 and 1992, respectively.

    Employee contributions are 100% vested. Employer contributions vest with the employees at 50% after two years of service, 75% after three years, and 100% after four years. In the event of plan termination, the entire value of participants' accounts would immediately vest 100%. At December 31, 1993 and 1992, $266,597,000 and $237,029,000 respectively, of total assets were fully vested to participants. Forfeitures of nonvested employer contributions due to participant termination are used to reduce current required employer matching contributions for continuing participants.

      The investment account alternatives available to the participants are as follows:

      - Projected Interest Fund - primarily invests in guaranteed investment contracts with insurance companies. On occasion, commercial paper is purchased with maturity periods of ninety days or less.

      - Mutual Funds - invest in diversified open-ended investment companies whose primary objectives are long-term growth of capital and income.

      - Money Market Fund - invests primarily in obligations issued or guaranteed as to principal and interest by the U.S. government or its agencies. The fund may invest in repurchase agreements on occasion.

      - Syntex Corporation Stock Fund - invests in Syntex Corporation common stock.

      Payment of Benefits - Upon termination of service on account of debt, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of his or her account or annual installments over a period of years. In the event employment is terminated for any other reason benefits are payable in a lump sum.

      Withdrawals are subject to restrictions as to amount, frequency, and intended use of the proceeds. The normal form of payment is cash. The portion of the account that is invested in the Syntex Stock Fund may be paid in either cash or shares of common stock, depending on the participant's election.

      Purchases and sales of Syntex Corporation common stock are made in the open market. The Trust pays brokerage fees and commissions related to these transactions through unit value adjustment.


2.    SIGNIFICANT ACCOUNTING POLICIES

      Investments in the Syntex Employees Retirement Savings Master Trust - Investments in the commercial paper, money market fund, and short-term investments are stated at market value as of year end. The guaranteed investment contracts are stated at contract value (cost plus accrued interest). Investments in the mutual funds and Syntex Corporation Stock Fund are stated at quoted market prices as of year end.

      Benefits Payable - Effective January 1, 1993, the Plan changed its method of accounting for benefits payable to comply with the 1993 AICPA Audit and Accounting Guide, Audits of Employee Benefits Plans. The new guidance requires that benefits payable to persons who have withdrawn from participation in a defined contribution plan be disclosed in the footnotes to the financial statements rather than be recorded as a liability of the Plan. The cummulative effect of this change in accounting principle was to increase net assets by $5,849,000. As of December 31, 1993, net assets available for benefits included benefits of $42,542,000 due to participants who have withdrawn from participation in the Plan.

      Plan Expenses - The Company pays all general and administrative expenses for the Plan which include salaries, rent and overhead for the Plan's administrative staff. In addition, the Company generally pays for professional fees and expenses. Professional fees and expenses are included in the financial statements, and payments for such fees and expenses by the Company are reported as employer contributions. In 1993 and 1992, such expenses totaled $136,000 and $88,000, respectively.

      Income Taxes - The plan obtained its latest determination letter on February 5, 1987, in which the Internal Revenue Service (IRS) stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue code. The plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. They believe that the plan was qualified and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements. The plan administrator has applied for a new determination letter from the IRS and based on advice of legal counsel, expect this letter to be favorable.

3.    INVESTMENTS

The Plan's investment in the Syntex Employees Retirement Savings Plan Master Trust, receivables and liabilities as of December 31, 1993 and 1992, have been included in the applicable account balances shown below. The Projected Interest Fund includes guaranteed investment contracts.

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                 (IN THOUSANDS)

                                                             MUTUAL FUND ACCOUNTS
                                            ------------------------------------------------------
                                PROJECTED   FIDELITY   FIDELITY     FIDELITY  FIDELITY   US EQUITY   FIDELITY
                                 INTEREST   GROWTH &   GROWTH Co.   MAGELLAN  BALANCED    CO-MING.    MONEY       SYNTEX
                                   FUND      INCOME     FUND          FUND     FUND        FUND       MARKET       STOCK      TOTAL
   BALANCE DECEMBER 31, 1992     $126,984    $68,884   $  861     $   309      $  374      $126      $7,350     $29,098    $233,986

   INVESTMENT INCOME:
     INTEREST AND DIVIDENDS         9,508      4,582      558         773         337                   205                  15,963
     APPRECIATION(DEPRECIATION)                8,954       (7)        102          25        45                  (7,785)      1,334
   EMPLOYEE CONTRIBUTIONS           6,277      5,707      649         885         321        84         757       2,746      17,426
   EMPLOYER CONTRIBUTIONS           4,618      3,878      406         554         199        50         477       1,902      12,084
   DISTRIBUTION TO PARTICIPANTS    (9,402)    (5,284)    (191)       (196)       (177)      (28)       (462)     (1,183)    (16,923)
   PROFESSIONAL FEES AND
      EXPENSES                        (85)       (41)      (1)                                           (4)        (17)       (148)
   CUMMULATIVE EFFECT OF CHANGE
      IN ACCOUNTING PRINCIPAL       3,174      1,722       22           8           9         3         184         727       5,849
   TRANSFERS                       (4,846)    (7,100)   4,009       9,126       3,631       389        (973)     (4,236)          0

   BALANCE DECEMBER 31, 1993     $136,228    $81,302   $6,306     $11,561      $4,719      $669      $7,534     $21,252    $269,571


Net Assets available for benefits by investment fund for the Plans as of December 31, 1993 were as follows (in thousands):

   SYNTEX U.S. EMPLOYEES
     RETIREMENT SAVINGS PLAN      136,228     81,302    6,306     11,561       4,719        669       7,534      21,252     269,571

   SYNTEX PUERTO RICO EMPLOYEES
     RETIREMENT SAVINGS PLAN        5,501      1,246       17        151           4          4          35         389       7,347

   TOTAL                         $141,729    $82,548   $6,323    $11,712      $4,723       $673      $7,569     $21,641    $276,918


Fidelity Investments maintains all funds on a share basis except the Syntex Stock Fund which continues to be reported on a unitized basis (in thousands).

                                                                        SYNTEX CORPORATION STOCK FUND
                                                                            12-31-92        12-31-93

   U.S. EMPLOYEES RETIREMENT SAVINGS PLAN UNITS                               24,293          23,676

   PUERTO RICO EMPLOYEES RETIREMENT PLAN UNITS                                   342             432

4.  SUBSEQUENT EVENTS

    On May 2, 1994, Syntex Corporation entered into a definitive agreement for acquisition of Syntex by Roche Capital Corporation at a price of $24.00 for each share of common stock. In September 1994, Roche Capital acquired 93.4% of the outstanding common stock, including the majority of shares in the Syntex Corporation Stock Fund. At December 31, 1993, the share price per common share was $15.88.

    On August 12, 1994, Confederation Life Insurance Company was placed under the control of the regulatory authorities in Canada and Michigan. This contract represented approximately 3% of the Plan's investment in the Projected Interest Fund at December 31, 1993. No adjustment has been made in the financial statements as the outcome of this uncertainty cannot be determined at this time.